UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: March 22, 2024

Commission File Number: 001-41338

IperionX Limited
(Translation of registrant’s name into English)

129 W Trade Street, Suite 1405
Charlotte, North Carolina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Quarterly Report for the Three Months Ended June 30, 2022
99.2	Notice of Annual General Meeting/Proxy Form dated October 7, 2022
99.3	Press release (IperionX Appoints Toby Symonds as Company President) dated November 1, 2022
99.4	Press release (Panerai Places Order for Titanium Watch Cases) dated November 17, 2022
99.5	Results of Meeting, dated November 25, 2022
99.6	Press release (IperionX Wins U.S. Air Force Titanium Recycling Challenge) dated January 18, 2023
99.7	Notice of General Meeting/Proxy Form dated May 16, 2023
99.8	Results of Meeting dated June 16, 2023
99.9	Press release (IperionX Earns International Recognition with R&D 100 Award) dated August 24, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPERIONX LIMITED
(registrant)

Date: March 22, 2024	By:	/s/ Marcela Castro
Name:	Marcela Castro
Title:	Chief Financial Officer